SEC 1746 (3-00)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response.....14.90

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

02926T-10-3

(CUSIP Number)

Linda D. Barker, Esq.

The TCW Group, Inc.

865 South Figueroa Street, Suite 1800

Los Angeles, California 90017

213-244-0694

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02926T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The TCW Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW/Crescent Mezzanine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW/Crescent Mezzanine Investment Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW/Crescent Mezzanine Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) OO (Business Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Shared Opportunity Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crescent/Mach I Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW/Crescent Mezzanine, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) OO (limited liability company), IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Investment Management Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) HC, CO, IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCW Asset Management Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) HC, CO, IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crescent/Mach I G.P. Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,622,500 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,622,500 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,500 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Home Asset Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,600,000 (See Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,600,000 (See Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.6% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of American Residential Investment Trust, Inc., a Maryland corporation (the “Company”), whose principal executive offices are located at 10421 Waterbridge Circle, Suite 250, San Diego, California 92121.

Item 2.	Identity and Background

This statement is filed by TCW/Crescent Mezzanine Partners, L.P. , a Delaware limited partnership (“Partners”), TCW/Crescent Mezzanine Investment Partners, L.P. , a Delaware limited partnership (“Investment Partners”), TCW/Crescent Mezzanine Trust, a Delaware business trust (“Trust”), TCW Shared Opportunity Fund II, L.P., a Delaware limited partnership (“SHOP”), Crescent/Mach I Partners, L.P., a Delaware limited partnership (“CMI”, and, together with Partners, Investment Partners, Trust and SHOP, the “Funds”), The TCW Group, Inc., a Nevada corporation (“Group”), TCW/Crescent Mezzanine, LLC, a Delaware limited liability company (“Mezzanine”), TCW Investment Management Company, a California corporation (“TIMCO”), TCW Asset Management Company, a California corporation (“TAMCO”), Crescent/Mach I G.P. Corporation, a Texas corporation (“CMIGP”, and, together with the Funds, Group, Mezzanine, TIMCO and TAMCO, the “TCW Reporting Persons”)), and Home Asset Management Corp., a Delaware corporation (“HAMCO”, and together with the TCW Reporting Persons, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors listed herein, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Funds

As to the Funds, information is included herein with respect to Mezzanine (the general partner of Partners and Investment Partners, managing owner of Trust, and investment advisor to Partners, Investment Partners and Trust), TIMCO (the general partner of and investment advisor to SHOP), CMIGP (the general partner of CMI), TAMCO (the investment advisor to CMI), and Group (the sole shareholder of CMIGP, TIMCO and TAMCO).  The Funds have delegated all disposition and voting discretion to their respective investment advisor, and thus disclaim any beneficial ownership of the Common Stock covered by this Schedule 13D.

Group is a holding company of entities involved in the principal business of providing investment advice and management services.  Mezzanine, TIMCO and TAMCO are investment advisors and provide investment advice and management services to institutional and high net worth individual investors.  The principal business of the Funds is to make investments in securities, including common and preferred stock, debt securities and other interests in business organizations with the principal objective of appreciation of capital invested.  CMIGP operates in furtherance of the investment objectives of CMI.

The address of the principal business and principal office for Group, TIMCO and TAMCO is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  The address of the principal business and principal office for Mezzanine and CMIGP is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

The TCW Reporting Persons, together with Group’s other direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”).  The TCW Business Unit is primarily engaged in the provision of investment management services.

As of July 6, 2001, the ultimate parent company of Group is Société Générale S.A., a company incorporated under the laws of France (“SG”).  The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

SG, for purposes of the federal securities laws, may be deemed ultimately to control Group and the TCW Business Unit.  SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own shares of Common Stock.  In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons. The TCW Reporting Persons each disclaim beneficial ownership of Common Stock, if any, beneficially owned by SG and any of SG’s other business units.  Accordingly, this Schedule 13D does not include any information with respect to shares of Common Stock, if any, beneficially owned by SG or any of SG’s other business units.

Mezzanine

The directors and the executive officers of Mezzanine are listed below.  The principal address for Messrs. Attanasio, Beyer and Chapus is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.  The principal address for Messrs. Sonneborn, Stern, Cahill and DeVito is 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017.  The principal address for Messrs. Hicks and Furst is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.  Each director and executive officer is a citizen of the United States.

Directors
Mark L. Attanasio	Director
Robert D. Beyer	Director
Jean-Marc Chapus	Director

Jack D. Furst	Director
Thomas O. Hicks	Director
William C. Sonneborn	Director
Marc I. Stern	Director

Executive Officers
Robert D. Beyer	Chairman and Portfolio Manager
Jean-Marc Chapus	Chief Executive Officer, President and Portfolio Manager
Mark L. Attanasio	Managing Director and Portfolio Manager
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary

TIMCO

The directors and the executive officers of TIMCO are listed below.  The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each executive officer is a citizen of the United States of America.

Directors
Alvin R. Albe, Jr.	Director
Thomas E. Larkin, Jr.	Director
Marc I. Stern	Director, Chairman

Executive Officers	Title
Marc I. Stern	Chairman
Thomas E. Larkin, Jr.	Vice Chairman
Alvin R. Albe, Jr.	President & Chief Executive Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary

TAMCO

The directors and the executive officers of TAMCO are listed below.  The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each executive officer is a citizen of the United States of America.

Directors
Christopher J. Ainley	Director
Alvin R. Albe, Jr.	Director
Mark L. Attanasio	Director
Charles W. Baldiswieler	Director

Philip A. Barach	Director
Javier W. Baz	Director
Brian M. Beitner	Director
Robert D. Beyer	Director
Glen E. Bickerstaff	Director
Michael E. Cahill	Director
Arthur R. Carlson	Director
Jean-Marc Chapus	Director
Robert A. Day	Director, Chairman
David S. DeVito	Director
Penelope D. Foley	Director
Douglas S. Foreman	Director
Nicola F. Galluccio	Director
Mark W. Gibello	Director
Jeffrey E. Gundlach	Director
Raymond F. Henze, III	Director
Thomas E. Larkin, Jr.	Director
Stephen McDonald	Director
Patrick R. Pagni	Director
Nathan B. Sandler	Director
William C. Sonneborn	Director
Komal S. Sri-Kumar	Director
Marc I. Stern	Director

Executive Officers	Title
Robert A. Day	Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.	Vice Chairman
Marc I. Stern	President & Vice Chairman
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Mark W. Gibello	Executive Vice President
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary

CMIGP

The directors and the executive officers of CMIGP are listed below.  The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each executive officer is a citizen of the United States.

Directors
Alvin R. Albe, Jr.	Director
Mark L. Attanasio	Director
Robert D. Beyer	Director

Donald J. Puglisi	Director
Marc I. Stern	Director, Chairman

Executive Officers	Title
Marc I. Stern	Chairman of the Board
Robert D. Beyer	President & Chief Executive Officer
Michael E. Cahill	General Counsel & Secretary
David S. DeVito	Chief Financial Officer & Treasurer

Group

The executive officers of Group are listed below.  The directors are listed on Schedule I hereto.  The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers	Title
Robert A. Day	Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Vice Chairman
Thomas E. Larkin, Jr.	Vice Chairman
Marc I. Stern	President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni*	Executive Vice President
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director and Chief Financial Officer & Assistant Secretary

* citizen of France

HAMCO

Until December 20, 2001 the principal business of HAMCO was the management of the Company pursuant to that certain Management Agreement dated February 27, 1997, between the Company and HAMCO.  Since the termination of the management agreement on December 20, 2001, the principal business of HAMCO is to hold securities of the Company.  The address of the principal business and principal office for Hamco is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.  The directors and the executive officers of HAMCO, in addition to their principal addresses and occupations, are listed below.  Each executive officer is a citizen of the United States.

Martin Anderson is Chairman of the Board of Directors, Vice President and Secretary of HAMCO.  Mr. Anderson’s business address is Alii Place, Suite 1800, 1099 Alakea Street, Honolulu, HI 96813.  Mr. Anderson’s principal occupation is as an attorney at Goodsill Anderson Quinn & Stifel LLP, Alii Place, Suite 1800, 1099 Alakea Street, Honolulu, HI 96813.

John C. Rocchio is a Director and President of HAMCO.  Mr. Rocchio’s business address is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.  Mr. Rocchio’s principal occupation is as Managing Director of entities affiliates with Group, including Mezzanine, TIMCO and TAMCO, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.  Mr. Rocchio is also a Director of the Company.

Tyrone Chang is a Director of HAMCO.  Mr. Chang’s business address is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.  Mr. Chang’s principal occupation is as an investment analyst of entities affiliates with Group, including Mezzanine, TIMCO and TAMCO, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.

Joe Keenan is Chief Financial Officer and Treasurer of HAMCO.  Mr. Keenan’s business address is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.  Mr. Keenan’s principal occupation is as a senior vice president of entities affiliates with Group, including Mezzanine, TIMCO and TAMCO, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described under Item 4 below, on February 11, 1997, HAMCO, MDC Reit Holdings, LLC, a Delaware limited liability company of which HAMCO was the managing member (“Holdings”), the Company and the Funds entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Funds acquired $25,000,000 aggregate principal amount of HAMCO’s 12% Senior Secured Notes due February 11, 2002 (the “Senior Secured Notes”) and warrants to purchase up to 666,667 shares of common stock of HAMCO (the “Warrants”), in exchange for an investment of $25,000,000.  The majority of the funds were contributed by HAMCO to Holdings to fund the acquisition of 1,600,000 shares of Common Stock (the “Company Shares”).  The funds required for the purchase of the Senior Secured Notes and the Warrants by the Funds were obtained from general funds available to the Funds.

As more fully described under Item 4 below, the Senior Secured Notes and Warrants were restructured, as part of a restructuring of the debt and equity HAMCO (the “HAMCO Restructuring”), into voting common stock of HAMCO and the New Notes (as defined below).

Item 4.	Purpose of Transaction
Arrangements Prior to the HAMCO Restructuring

Pursuant to the Securities Purchase Agreement, the Funds invested $25,000,000 in HAMCO, in exchange for the Senior Secured Notes (as amended) and the Warrants.  As security for HAMCO’s obligations under the Securities Purchase Agreement and Holdings’ obligations under a Subsidiary Guaranty dated February 11, 1997, Holdings granted the Funds a continuing security interest in the Company Shares (and all income therefrom and proceeds thereof) pursuant to the terms of a Pledge Agreement dated February 11, 1997 by and between Holdings and Bankers Trust Company, as collateral agent (the “Pledge Agreement”).  Under the terms of the Pledge Agreement, Holdings was entitled to exercise all voting and consensual rights pertaining to the Company Shares, and was entitled to receive any and all dividends and distributions paid in respect of the Company Shares, unless and until HAMCO defaulted under the Securities Purchase Agreement.

On December 20, 2001, in connection with the termination of the management arrangement between HAMCO and the Company, the Company made a payment of $10,000,000 to HAMCO, which funds were then paid to the Funds to reduce the principal amount of the Senior Secured Notes.  In addition, pursuant to that certain Amendment No. 1 to the Securities Purchase Agreement dated December 20, 2001 (the “Securities Purchase Agreement Amendment”), the Company was released from all obligations under the Securities Purchase Agreement.

The Hamco Restructuring
Contribution Agreement.

On September 24, 2003, HAMCO, Holdings, the Funds, and the other members of Holdings entered into a Contribution Agreement (the “Contribution Agreement”), providing for, among other things (i) the contribution by the Funds to HAMCO of all of their membership interests in Holdings, and (ii) the contribution by the other members of Holdings (the “Preferred Stockholders”) to HAMCO of all of the HAMCO Preferred Stockholders' membership interests in Holdings.  In connection therewith, HAMCO agreed to amend and restate its Amended and Restated Certificate of Incorporation (the “Amended Certificate”) to, among other things, amend the rights and preferences of its authorized classes of preferred stock (the “HAMCO Preferred Stock”), and to authorize a new class of Series A Common Stock (the “HAMCO Class A Common Stock”).

In exchange for the Funds’ contribution of their Holdings membership interests, the Funds received 800,000 shares of HAMCO Class A Common Stock, representing all of the issued and outstanding shares of HAMCO Class A Common Stock, as follows:  CMI received 80,000 shares, Investment Partners received 14,445 shares, Partners received 528,644 shares, Trust received 160,911 shares and SHOP received 16,000 shares.  In exchange for HAMCO Preferred Stockholders' contribution of Holdings membership interests, HAMCO amended certain rights and preferences of the HAMCO Preferred Stock.  Pursuant to the terms of the Amended Certificate, the HAMCO Preferred Stock is non-voting, except with respect to extraordinary corporate transactions and further amendments to the Amended Certificate, and except that the holders of HAMCO Preferred Stock, voting together as a single class, are entitled to elect one director of HAMCO.

The transactions contemplated by the Contribution Agreement were consummated on September 24, 2003.
Merger Agreement.

Immediately subsequent to the consummation of the transactions contemplated by the Contribution Agreement, on September 25, 2003, HAMCO, Holdings, the Funds and the other stockholders of HAMCO entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, (i) the merger of Holdings with and into

HAMCO, with HAMCO continuing as the surviving corporation, (ii) the cancellation of the existing equity of HAMCO (other than the HAMCO Class A Common Stock and the HAMCO Preferred Stock), and (iii) the cancellation of the Warrants.  The merger was consummated on September 25, 2003.  Thus, as a result of the transactions contemplated by the Contribution Agreement and the Merger Agreement, the Funds currently are the record owners of all outstanding voting securities of HAMCO (subject to the rights of the HAMCO Preferred Stockholders described above), and HAMCO is the record owner of the Company Shares.

Amended and Restated Stockholders Agreement.

Pursuant to an Amended and Restated Stockholders Agreement, Voting Agreement and Irrevocable Proxy (the “Stockholders Agreement”) dated September 24, 2003, by and among HAMCO, the Funds and the HAMCO Preferred Stockholders, the Funds were granted sole disposition discretion with respect to the Company Shares.  In connection therewith, each stockholder of HAMCO agreed to vote their shares as directed by the Funds in favor of any transaction or transactions with respect to the sale, transfer or other disposition of the Company Shares by HAMCO (an “AmReit Sale Transaction”), and granted to the Funds an irrevocable proxy to vote any securities of HAMCO owned by them in connection with any such AmReit Sale Transaction.

Amended and Restated Securities Purchase Agreement.

On September 25, 2003, HAMCO and the Funds entered into an Amended and Restated Securities Purchase Agreement (the “Amended and Restated Securities Purchase Agreement”) with respect to $19,238,904 principal amount of HAMCO’s 8% Senior Secured Notes due December 31, 2004 (the “New Notes”).  Pursuant to the Amended and Restated Securities Purchase Agreement, among other things, the Senior Secured Notes were exchanged for New Notes with a principal balance of $19,238,904, the maturity date was extended from February 11, 2004 to December 31, 2004, and the interest rate was reduced from 12% to 8%.

Pledge Assumption Agreement.

Pursuant to an Assumption Agreement and Amendment No. 1 to Pledge Agreement (the “Pledge Assumption Agreement”) dated September 25, 2003, by and between HAMCO and Deutsche Bank Trust Company of Americas, a New York banking corporation formerly known as Bankers Trust Company, as collateral agent, HAMCO acknowledged its assumption of Holdings’ obligations under the Pledge Agreement with respect to the New Notes.  The Pledge Assumption Agreement additionally amended the Pledge Agreement, among other things, to reflect the transactions contemplated by the Merger Agreement and the agreements set forth in the Amended and Restated Securities Purchase Agreement.

General.

The provisions of the Securities Purchase Agreement, the Securities Purchase Agreement Amendment, the Amended and Restated Securities Purchase Agreement, the Contribution Agreement, the Merger Agreement, the Stockholders Agreement, the Pledge Agreement, the Pledge Assumption Agreement and the Registration Rights Agreement (defined in Item 6 below) are set forth as exhibits to this Schedule, and are incorporated herein in their entirety by this reference in response to this Item.  The descriptions of the terms and provisions of these documents in this Item 4 and Item 6 are a summary only of the material terms of such agreements, and are qualified in their entirety by reference to such documents.

The Reporting Persons may, from time to time, subject to developments with respect to the Company and market conditions, consider and determine to effect the purchase or sale of shares of Common Stock.  Notwithstanding the foregoing, except as set forth herein, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed beneficially to own up to 1,600,000 shares of Common Stock, representing in the aggregate approximately 20.3% of the outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock set forth in the Form 10-K filed by the Company on August 14, 2003.

In addition, the reported numbers of shares of Common Stock of the TCW Reporting Persons include (a) 7,500 options exercisable for Common Stock granted by the Company to John C. Rocchio on December 11, 2001, which are exercisable until December 11, 2011 at an exercise price of $1.65, (b) 7,500 options exercisable for Common Stock granted by the Company to John C. Rocchio on July 19, 2002, which are exercisable until July 19, 2012 at an exercise price of $3.30, and (c) 7,500 options exercisable for Common Stock granted by the Company to John C. Rocchio on June 19, 2003, which are exercisable until June 19, 2013 (collectively, the “Options”).  Pursuant to the organizational documents and policies of the Funds, the Funds are entitled to the economic benefits of all options granted to Group personnel who serve as directors of portfolio companies.  As a result, John C. Rocchio disclaims beneficial ownership of the reported securities.  Including the shares of Common Stock subject to the Options, the TCW Reporting Persons may be deemed beneficially to own up to 1,622,500 shares of Common Stock, representing in the aggregate approximately 20.6% of the outstanding shares of Common Stock.  The percentages of the outstanding shares of Common Stock beneficially owned by the Reporting Persons reported herein assume the exercise in full of the Options.

The Reporting Persons may be deemed to be part of one or more “groups” for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

(c)                        Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the Reporting Persons or, to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Registration Rights Agreement dated February 11, 1997, by and among the Company, the Funds, Holdings and the other parties named therein, as amended by Amendment No. 1 dated December 20, 2001, by and among the Company, the Funds, Holdings, HAMCO and the other parties named therein, HAMCO and the Funds are entitled to certain rights with respect to the registration of the Company Shares under the Securities Act of 1933 (the “Securities Act”).  Subject to certain limitations, if the Company registers any of its securities under the Securities Act, either for its own account or the account of other security holders, HAMCO and the Funds are entitled to written notice of the registration and are entitled to include the Company Shares therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in the registration.  All fees, costs and expenses of such registrations (other than the underwriting discount and commissions and legal expenses of such holders) will generally be borne by the Company. In addition, HAMCO and the Funds may require, on up to four occasions, the Company to use its best efforts to file a registration statement under the Securities Act at the Company's expense with respect to the Company Shares, subject to certain conditions and limitations.  Further, HAMCO and the Funds may require the Company, at the Company's expense, to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations.

Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Schedule I	Directors of Group

Exhibit 1	Joint Filing Agreement dated October 6, 2003, among the Reporting Persons.

Exhibit 2	Securities Purchase Agreement dated February 11, 1997, among HAMCO, Holdings, the Company and the Funds. (1)

Exhibit 3	Securities Purchase Agreement Amendment No. 1 dated December 20, 2001, among the Company, HAMCO, Holdings and the Funds. (2)

Exhibit 4	Securities Purchase Agreement Amendment No. 2 dated February 10, 2002, among HAMCO, Holdings and the Funds.

Exhibit 5	Securities Purchase Agreement Amendment No. 3 dated February 10, 2003, among HAMCO, Holdings and the Funds.

Exhibit 6	Amended and Restated Securities Purchase Agreement dated September 25, 2003, among HAMCO and the Funds.

Exhibit 7	Contribution Agreement dated September 24, 2003, among HAMCO, Holdings, the Funds, and the other members of Holdings.

Exhibit 8	Merger Agreement dated September 25, 2003, among HAMCO,

Holdings, the Funds and the other stockholders of HAMCO.

Exhibit 9	Stockholders Agreement dated September 24, 2003, among HAMCO, the Funds and the HAMCO Preferred Stockholders.

Exhibit 10	Pledge Agreement dated February 11, 1997, between Holdings and Bankers Trust Company, as collateral agent.

Exhibit 11	Pledge Assumption Agreement dated September 25, 2003, between HAMCO and Deutsche Bank Trust Company of Americas.

Exhibit 12	Registration Rights Agreement dated February 11, 1997, among the Company, the Funds, Holdings and the other parties named therein. (3)

Exhibit 13	Amendment No. 1 to Registration Rights Agreement dated December 20, 2001, among the Company, the Funds, Holdings, HAMCO and the other parties named therein. (4)

(1)                                  Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-11 filed September 25, 1997 (File No. 333-33679).

(2)                                  Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 filed September 25, 1997 (File No. 333-33679).

(3)                                  Incorporated by reference to Exhibit 10.19 to the Company’s current report on Form 8-K filed January 9, 2002 (File No. 001-13485).

(4)                                  Incorporated by reference to Exhibit 10.18 to the Company’s current report on Form 8-K filed January 9, 2002 (File No. 001-13485).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Investment Partners, L.P. and TCW/Crescent Mezzanine Trust, as applicable, is true, complete and correct.

Dated: October 6, 2003

TCW/CRESCENT MEZZANINE PARTNERS, L.P.
TCW/CRESCENT MEZZANINE TRUST
TCW/CRESCENT MEZZANINE INVESTMENT PARTNERS, L.P.

By: TCW/Crescent Mezzanine, LLC, its investment manager

	By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Crescent/Mach I Partners, L.P. is true, complete and correct.

Dated: October 6, 2003

CRESCENT/MACH I PARTNERS, L.P.

By: TCW Asset Management Company, its investment advisor

By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Shared Opportunity Fund II, L.P. is true, complete and correct.

Dated: October 6, 2003

TCW SHARED OPPORTUNITY FUND II, L.P.

By: TCW Investment Management Company, its investment advisor

By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine LLC is true, complete and correct.

Dated: October 6, 2003

TCW/CRESCENT MEZZANINE, LLC

By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Crescent/Mach I G.P. Corporation is true, complete and correct.

Dated: October 6, 2003

CRESCENT/MACH I G.P. CORPORATION

By:	/s/ John-Marc Chapus
Name:	John-Marc Chapus
Title:	Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The TCW Group, Inc. is true, complete and correct.

Dated: October 6, 2003

THE TCW GROUP, INC.

By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Investment Management Company is true, complete and correct.

Dated: October 6, 2003

TCW INVESTMENT MANAGEMENT COMPANY

By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Asset Management Company is true, complete and correct.

Dated: October 6, 2003

TCW ASSET MANAGEMENT COMPANY

By:	/s/ Linda D. Barker
Name: Linda D. Barker
Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Home Asset Management Corp. is true, complete and correct.

Dated: October 6, 2003

HOME ASSET MANAGEMENT CORP.

By:	/s/ John C. Rocchio
Name: John C. Rocchio
Title: President

SCHEDULE I

BOARD OF DIRECTORS OF THE TCW GROUP, INC.

All of the following individuals are directors of The TCW Group, Inc.  Each director is a citizen of the United States of America unless otherwise indicated below:

MARK L. ATTANASIO
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

GLEN E. BICKERSTAFF
Group Managing Director
Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

PHILIPPE CITERNE
Chief Executive Officer
Société Générale, S.A.
Tour Société Générale
17, cour Valmy
92972 Paris-La Defense Cedex-France
(Citizen of France)

PHILIPPE COLLAS
Chairman and Chief Executive Officer
Société Générale Asset Management, S.A.
2, place de la Coupole
92078 Paris-La Defense Cedex-France
(Citizen of France)

ROBERT A. DAY
Chairman of the Board, Chairman and Chief Executive Officer
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron’s Chambers
A2 Albany, Piccadilly
London W1V 9RD – England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner
Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

CARLA A. HILLS
1200 19th Street, N.W., Suite 201
Washington, DC 20036

KENT KRESA
Chairman & Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

THOMAS E. LARKIN, JR.
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

DAVID LEE
Managing General Partner
Clarity Partners
100 North Crescent Drive, Suite 300
Beverly Hills, CA 90210

MASATOSHI SATO
Director, Managing Director
SOMPO Japan Insurance Inc.
26-1, Nishi-Shinjuku 1-Chrome,
Shinjuku-ku, Tokyo 160-8338, Japan
(Citizen of Japan)

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA 91804

ROBERT G. SIMS
Private Investor
11770 Bernardo Plaza Court, Suite 108
San Diego, CA 92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

JAMES R. UKROPINA
O’Melveny & Myers LLP
400 South Hope Street, 15th Floor
Los Angeles, CA 90071

EXHIBIT INDEX

Schedule I	Directors of Group

Exhibit 1	Joint Filing Agreement dated October 6, 2003, among the Reporting Persons.

Exhibit 2	Securities Purchase Agreement dated February 11, 1997, among HAMCO, Holdings, the Company and the Funds. (1)

Exhibit 3	Securities Purchase Agreement Amendment No. 1 dated December 20, 2001, among the Company, HAMCO, Holdings and the Funds. (2)

Exhibit 4	Securities Purchase Agreement Amendment No. 2 dated February 10, 2002, among HAMCO, Holdings and the Funds.

Exhibit 5	Securities Purchase Agreement Amendment No. 3 dated February 10, 2003, among HAMCO, Holdings and the Funds.

Exhibit 6	Amended and Restated Securities Purchase Agreement dated September 25, 2003, among HAMCO and the Funds.

Exhibit 7	Contribution Agreement dated September 24, 2003, among HAMCO, Holdings, the Funds, and the other members of Holdings.

Exhibit 8	Merger Agreement dated September 25, 2003, among HAMCO, Holdings, the Funds and the other stockholders of HAMCO.

Exhibit 9	Stockholders Agreement dated September 24, 2003, among HAMCO, the Funds and the HAMCO Preferred Stockholders.

Exhibit 10	Pledge Agreement dated February 11, 1997, between Holdings and Bankers Trust Company, as collateral agent.

Exhibit 11	Pledge Assumption Agreement dated September 25, 2003, between HAMCO and Deutsche Bank Trust Company of Americas.

Exhibit 12	Registration Rights Agreement dated February 11, 1997, among the Company, the Funds, Holdings and the other parties named therein. (3)

Exhibit 13	Amendment No. 1 to Registration Rights Agreement dated December 20, 2001, among the Company, the Funds, Holdings, HAMCO and the other parties named therein. (4)

(1)                                  Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-11 filed September 25, 1997 (File No. 333-33679).

(2)                                  Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 filed September 25, 1997 (File No. 333-33679).

(3)                                  Incorporated by reference to Exhibit 10.19 to the Company’s current report on Form 8-K filed January 9, 2002 (File No. 001-13485).

(4)                                  Incorporated by reference to Exhibit 10.18 to the Company’s current report on Form 8-K filed January 9, 2002 (File No. 001-13485).